FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

21 October 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)

Date: 21 October 2004	By: /s/ Steven John Webb
Steven John Webb Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company PREMIER FARNELL PLC	2.	Name of shareholder having a major interest AXA SA AND ITS GROUP COMPANIES

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 BENEFICIAL AND NON-BENEFICIAL	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEE
   (UK) LIMITED                                                 14,768,308
AXA FRANCE (REGISTERED HOLDER
   NOT DISCLOSED)                                                   7,910
AXA ROYALE BELGE (REGISTERED
   HOLDER  NOT DISCLOSED)                             265,975
AXA BELGIUM (REGISTERED HOLDER
   NOT DISCLOSED)                                               287,564
AXA SUN LIFE PLC                                            3,234,969
AXA FINANCIAL INC (REGISTERED
   HOLDER  NOT DISCLOSED)                              78,414
VIDACOS NOMINEES                                             50,000
BNY (OCS) NOMINEES LIMITED                       102,370
CHASE NOMINEES LIMITED A/C 13067           250,000
CHASE NOMINEES LIMITED A/C BT01C      1,075,000
SUN LIFE INTERNATIONAL                               750,000
AXA COLONIA KONZERN (REGISTERED
HOLDER NOT DISCLOSED) 160,462

5.	Number of shares/amount of stock acquired NOT DISCLOSED	6.	Percentage of issued class NOT DISCLOSED	7.	Number of shares/amount of stock disposed NOT DISCLOSED	8.	Percentage of issued class NOT DISCLOSED

9.	Class of security ORDINARY SHARES OF 5P EACH	10.	Date of transaction NOT DISCLOSED	11.	Date company informed 20 OCTOBER 2004

12.	Total holding following this notification 21,030,972	13.	Total percentage holding of issued class following this notification 5.79%

14.	Any additional information	15.	Name of contact and telephone number for queries STEVEN WEBB COMPANY SECRETARY PREMIER FARNELL PLC 150 ARMLEY ROAD LEEDS LS12 2QQ TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification STEVEN WEBB COMPANY SECRETARY

Date of notification: 20 OCTOBER 2004